# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CANADIAN IMPERIAL BANK OF COMMERCE /CAN/, CIK 0001045520
CUSIP: 136069101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 81 BAY STREET, CIBC SQUARE, TORONTO, Ontario Canada (A6), M5J 0E7
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004591
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 40,533,889; shared voting power 341,983; sole dispositive power 40,609,488; shared dispositive power 341,983; aggregate amount beneficially owned 40,951,471 (4.43% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 29,124,070; shared voting power 341,983; sole dispositive power 29,197,085; shared dispositive power 341,983; aggregate amount beneficially owned 29,539,068 (3.19% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 25,775,356; shared voting power 308,445; sole dispositive power 25,848,371; shared dispositive power 308,445; aggregate amount beneficially owned 26,156,816 (2.82% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 73,015; shared dispositive power 0; aggregate amount beneficially owned 73,015 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 752,975; shared voting power 0; sole dispositive power 752,975; shared dispositive power 0; aggregate amount beneficially owned 752,975 (0.08% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 19,420,081; shared voting power 0; sole dispositive power 19,420,081; shared dispositive power 0; aggregate amount beneficially owned 19,420,081 (2.1% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,348,714; shared voting power 33,538; sole dispositive power 3,348,714; shared dispositive power 33,538; aggregate amount beneficially owned 3,348,714 (0.36% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 16,547; shared voting power 0; sole dispositive power 19,131; shared dispositive power 0; aggregate amount beneficially owned 19,131 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 16,547; shared voting power 0; sole dispositive power 16,691; shared dispositive power 0; aggregate amount beneficially owned 16,691 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 2,440; shared dispositive power 0; aggregate amount beneficially owned 2,440 (0% of the class)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 72,379; shared voting power 0; sole dispositive power 72,379; shared dispositive power 0; aggregate amount beneficially owned 72,379 (0% of the class)

## Item 1. Issuer
Name of issuer: CANADIAN IMPERIAL BANK OF COMMERCE /CAN/
Address of issuer's principal executive offices:
81 BAY STREET, CIBC SQUARE, TORONTO, ONTARIO, CANADA
M5J 0E7

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - IRELAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 40,951,471
Percent of class: 4.43
Sole power to vote or to direct the vote:
Bank of Montreal - 40,533,889

BANK OF MONTREAL HOLDING INC. - 29,124,070

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 25,775,356

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 752,975

BMO ASSET MANAGEMENT INC. - 19,420,081

BMO NESBITT BURNS INC. - 3,348,714

BMO FINANCIAL CORP. - 16,547

BMO BANK N.A. - 16,547

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 72,379
Shared power to vote or to direct the vote:
Bank of Montreal - 341,983

BANK OF MONTREAL HOLDING INC. - 341,983

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 308,445

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 33,538

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 40,609,488

BANK OF MONTREAL HOLDING INC. - 29,197,085

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 25,848,371

BMO NESBITT BURNS SECURITIES LTD. - 73,015

BMO PRIVATE INVESTMENT COUNSEL INC. - 752,975

BMO ASSET MANAGEMENT INC. - 19,420,081

BMO NESBITT BURNS INC. - 3,348,714

BMO FINANCIAL CORP. - 19,131

BMO BANK N.A. - 16,691

BMO FAMILY OFFICE, LLC - 2,440

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 72,379
Shared power to dispose or to direct the disposition:
Bank of Montreal - 341,983

BANK OF MONTREAL HOLDING INC. - 341,983

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 308,445

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 33,538

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: Kathryn Cenac, Managing Director - Regulatory Solutions Group (05/13/2026)